Email: sfeldman@olshanlaw.com

Direct Dial: 212.451.2234

December 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alzamend Neuro, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Alzamend Neuro, Inc., a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, one complete copy of Confidential Draft Submission No. 1 of the Company’s Registration Statement on Form S-1 (the “Draft Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith.

Kindly address any comments or questions that you may have concerning the Draft Registration Statement to Henry C.W. Nisser, the Company’s Executive Vice President and General Counsel (tel.: (646) 650-5044), or to me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc: Henry C.W. Nisser, Esq.